Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-259888

Final Term Sheet

PRICING TERM SHEET

January 24, 2023

M&T Bank Corporation

$1,000,000,000 5.053% Fixed Rate/Floating Rate Senior Notes due 2034 (“Notes”)

Issuer:	M&T Bank Corporation

Issuer Ratings*:	A3 / BBB+ / A / A (high) (Outlook: Stable / Stable / Negative / Stable) (Moody’s / S&P / Fitch / DBRS)

Offering Format:	SEC Registered

Trade Date:	January 24, 2023

Settlement Date:

January 27, 2023

We expect to deliver the Notes against payment for the Notes on the third business day following the Trade Date (“T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than two business days prior to the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

Title:	5.053% Fixed Rate/Floating Rate Senior Notes due 2034

Principal Amount:	$1,000,000,000

Maturity Date:	January 27, 2034

Fixed Rate Period:	From and including January 27, 2023 to, but excluding, January 27, 2033

Floating Rate Period:	From and including January 27, 2033 to, but excluding, the Maturity Date

Fixed Rate Interest Rate:	5.053%

Floating Rate Interest Rate	Compounded SOFR, determined as set forth under “Description of the Notes—Principal Amount; Maturity and Interest—Floating Rate Period” in the Preliminary Prospectus Supplement plus 1.850%.

Price to Public:	100.000%

Yield:	5.053%

Fixed Rate Spread to Benchmark Treasury:	+ 160 bps

Fixed Rate Benchmark Treasury:	4.125% UST due November 15, 2032

Fixed Rate Benchmark Treasury Price / Yield:	105-17+ / 3.453%

Fixed Rate Interest Payment Dates:	During the Fixed Rate Period, semi-annually in arrears on each January 27 and July 27, commencing July 27, 2023

Floating Rate Interest Payment Dates:	During the Floating Rate Period, interest will be payable quarterly in arrears on April 27, July 27, October 27 and the Maturity Date, commencing on April 27, 2033

Minimum Floating Interest Rate:	During the Floating Rate Period, zero

Interest Period:

Each period commencing from and including the date the Notes are issued or from and including the most recent Interest Payment Date (whether or not such interest payment date was a Business Day) for which interest has been paid or provided for with respect to the Notes to, but excluding, the next Interest Payment Date, redemption date or the maturity date, as the case may be.

Each of a Fixed Rate Interest Payment Date and a Floating Rate Interest Payment Date is an “Interest Payment Date.”

Observation Period:	During the Floating Rate Period, in respect of each Interest Period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or in the final Interest Period, preceding the maturity date or, in the case of the redemption of the Notes, preceding the applicable redemption date)

Interest Payment Determination Date:	During the Floating Rate Period, the date two U.S. Government Securities Business Days before the applicable Interest Payment Date (or in the final Interest Period, preceding the maturity date or, in the case of the redemption of the Notes, preceding the applicable redemption date, as the case may be)

U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities

Day Count:	30 / 360 during the Fixed Rate Period ACT / 360 during the Floating Rate Period

Day Count Convention:	During the Fixed Rate Period, following business day, unadjusted. During the Floating Rate Period, modified following business day

CUSIP / ISIN:	55261FAR5 / US55261FAR55

Underwriters’ Discount	0.233%

Proceeds to Issuer (before expenses)	$997,670,000

Denominations	$2,000 x $1,000

Optional Redemption:	The Notes are not subject to repayment at the option of the holders prior to the Maturity Date. The Notes are redeemable by the Issuer, solely at its option, (i) at any time on or after July 26, 2023 (180 days following the issue date) and before January 27, 2033, in whole or in part, at a make-whole redemption price based on the treasury rate plus 25 basis points, plus accrued interest thereon to, but excluding, the redemption date and (ii) on January 27, 2033, in whole but not in part, or on or after October 29, 2033 (90 days prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date, in each case in accordance with the redemption provisions described below under the caption “Description of the Notes—Optional Redemption” of the Preliminary Prospective Supplement. The Issuer will give notice to the holders of the Notes at least 10 days and not more than 60 days prior to the date fixed for redemption in the manner described under “Description of the Notes—Optional Redemption” in the Preliminary Prospective Supplement.

Joint Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc. Morgan Stanley & Co. LLC M&T Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting your BofA Securities, Inc., Barclays Capital Inc., Morgan Stanley & Co. LLC, or M&T Securities, Inc. sales representatives.

This pricing term sheet supplements the preliminary prospectus supplement issued by M&T Bank Corporation on January 24, 2023 relating to the accompanying prospectus dated September 29, 2021.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.